UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) October 25, 2021

True Leaf Brands Inc.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

1 (250) 275-6063
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Item 9. Other Events

Press Release

On October 25, 2021, True Leaf Brands Inc. (the "Issuer") issued a release to announce "True Leaf Secures Additional Debt Funding for Strategic Priorities".

Item 10. Exhibits

15.1	Press Release dated October 25, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Brands Inc.

By:	/s/ Darcy Bomford
Darcy Bomford
Chief Executive Officer

Date:  October 25, 2021